Public Ventures, LLC

14135 Midway Road, Suite G-150

Addison, Texas 75001

(T) 945-262-9010

January 6, 2026

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Buda Juice, LLC / Buda Juice, Inc.
Registration Statement on Form S-1
File No. 333-289874

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the selling agent as underwriter, wish to advise you that in the aggregate 3,066 copies of the Preliminary Prospectuses dated December 17, 2025 and December 12, 2025, were distributed as follows:

●	113 copies to institutions; and
●	2,953 copies to individuals.

The undersigned has and will, and each dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

PUBLIC VENTURES, LLC

By:	/S/ Gary Schuman
Name:	Gary Schuman
Title:	CFO & CCO